March 18, 2011

Mr. Kevin Woody
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2010
Form 10-Q for Quarter Ended December 31, 2010
File No. 001-09109

Dear Mr. Woody:

This letter is in response to your comment letter dated March 3, 2011.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies

Loan Loss Provisions arising from Operations of RJ Bank, page 58

1.
We note that your allowance for loan loss includes allowances calculated based on formulas for homogenous classes of loans.  Please provide the following information surrounding your allowance for non-impaired loans:

•	How historic loss rates are calculated and applied

As the Company discussed in Note 6, page 18 of its December 31, 2010 Form 10-Q, RJ Bank segregates its loan portfolio into five loan portfolio segments:  commercial, commercial real estate (CRE), CRE construction, residential mortgage and consumer.  These portfolio segments also serve as the portfolio loan classes for purposes of credit analysis, except for residential mortgage loans which are further disaggregated into residential first mortgage and residential home equity classes.  However, for the purpose of discussion of these comment letter questions, RJ Bank’s loan portfolio is comprised of residential mortgage loans and corporate loans (which include both CRE and commercial loans) as there are only minor variations in the calculation of the allowance for portfolio segments within these two groups.

RJ Bank applies a dual factor analysis within separate homogenous classes of loans (as described above) to calculate its allowance for non-impaired loan losses.  The loss rates applied to the current balance of each homogenous class of loans are the product of the probability of default and loss given default (severity).  These loss rates are calculated using the methodology described below for both the residential mortgage and corporate loan portfolios.

Twice a year, RJ Bank summarizes its loan loss history for all residential mortgages including default and loss severity percentages.  RJ Bank further segregates the residential loan portfolio by loan classifications utilized by banking regulators.  The most recent eight quarters of the default and loss severity percentages are accumulated to calculate an average for each over this period.  These averages are updated in the calculation of the allowance for loan losses only if determined to be significantly different than those in the most recent calculation.  Additionally, RJ Bank has adopted a methodology whereby each quarter it segregates the residential loan portfolio based upon current loan-to-value (LTV) data obtained by comparing the current Case-Shiller index with that in effect at the time of each loan’s origination.  On a quarterly basis, the product of the default and loss severity percentages (loss rate) is applied to the current balance of residential mortgage loans by loan classification and current quarter LTV stratification to calculate its allowance for loan losses.

RJ Bank summarizes its loan loss history on a quarterly basis for all corporate loans and also segregates the portfolio by internal loan grade.  With respect to CRE loans, RJ Bank uses loss rates based on its loan loss history from its first loss in August 2007 through March 2010.  On a quarterly basis, RJ Bank reviews these loss rates in conjunction with its loan loss history since March 2010, and determines whether a change to the loss rates is warranted.  As of September 30, 2010, 93% of RJ Bank’s total CRE loan losses have occurred in the prior two fiscal years.

RJ Bank has experienced few losses in its commercial loan portfolio.  Given the historic lack of losses in that portfolio (less than ten loan losses to-date), RJ Bank utilizes both external and internal historical loss data in calculating its loss rates.  For the default rate, RJ Bank utilizes a 20-year history of annual default rates published by Standard and Poor’s (S&P), which are distributed by RJ Bank across its internal loan grades based upon the individual borrower’s credit rating.  Annually, RJ Bank compares the default rates currently utilized in its allowance for loan losses calculation to its most recent 12-month default history and S&P’s 12-month default rate projections to determine whether any adjustments to the default rates currently utilized are necessary.  These S&P default rates are utilized because the population of loans included is representative of the loans in RJ Bank’s commercial loan portfolio.  The severity rates utilized are calculated at origination for each borrower by an internal model, which incorporates external data such as historical financial information and tangible collateral values as well as internal data such as projected cash flows and estimated enterprise values that are specific to the respective borrower.  The data entered into the model assumes a distressed situation, and therefore, the resulting severity rates reflect the estimated loss percentage given a loan default.

The severity rates utilized for corporate loans are reviewed quarterly on criticized loans and at least annually on all other loans to determine whether a change is warranted.  Similar to the process for the residential mortgage loan portfolio, the product of the default and severity rates is then applied to the current balance of corporate loans by internal loan grade to calculate its allowance for loan losses.

•	How loans are grouped for purposes of deriving historic loss rates

As discussed in the first item above, RJ Bank’s loan portfolio is grouped into homogenous classes of loans for the purposes of deriving loss rates and determining allowance for loan losses.  These homogenous classes of loans are further segregated by regulatory loan classifications, LTV stratification for residential mortgage loans and loan grade.  When corporate loans become criticized, there is further segregation based upon whether or not the loan is secured or unsecured.

•
Periods used to determine historic loss rates (both number of periods and period of time, i.e. 12 month loss rates based on rolling 4 quarters of charge-offs during the last 16 quarters), and if there were changes made during the current period, describing the changes and explaining why made

The residential mortgage loan loss rates are recalculated twice a year, utilizing a look-back period consisting of the most recent eight quarters as discussed in the first item above.  There were no changes made to the loss rates during the quarter ended December 31, 2010.

Regarding CRE loans, the period used to determine loss rates is the period between August 2007 and the current quarter.  Regarding commercial loans, the periods used to determine the loss rates are discussed in the first item above.  RJ Bank did not make any changes to its loss rates for CRE or commercial loans during the quarter ended December 31, 2010.

•
If there is a portion of the allowance for non-impaired loans that is not calculated based on applying loss rates to the outstanding balance, please tell us that portion, describing how it is calculated, and how the calculation has changed during the current period

The allowance for losses on non-impaired loans is calculated using loss rates as described in the first item above.  RJ Bank does not maintain any unallocated reserves.

2.	In regards to your collateral dependent loans, please tell us:

•	Whether you make any adjustments to the appraisals and why

RJ Bank defines collateral dependent loans as those loans where it has been determined that the collateral is likely to be the sole source of repayment.  RJ Bank utilizes different approaches in obtaining and analyzing appraisals for residential mortgage and CRE loans; however, only in certain circumstances does RJ Bank make adjustments to appraisals.  These circumstances are to adjust for estimated selling costs and in situations where stale appraisals are used in the valuation of loans agented by other banks.

With respect to residential mortgage loans, RJ Bank orders a broker’s price opinion (BPO), which is an “as is” value, when a loan becomes 60 days past-due (it is not always possible to obtain an appraisal at this point as the homes remain occupied by defaulting borrowers).  Although a second BPO may be ordered if there are concerns about the accuracy of the information obtained, RJ Bank does not generally make adjustments to the BPO values it receives other than for estimated selling costs.  BPO values are reduced for selling costs, which are estimated at 10% of the BPO value except for loans in states that have had particularly precipitous home value declines, including California, Arizona, Nevada, Oregon and Florida, where RJ Bank has applied an additional 5% discount to the BPO value.  Upon obtaining title or possession of the home, RJ Bank orders a full appraisal and makes the same selling cost adjustments as described above to the value reflected in the appraisal.

With respect to CRE appraisals, RJ Bank also applies an estimated 10% selling cost discount to appraisals; however, there have been some instances where RJ Bank has made appraisal adjustments for loans agented by other banks.  In those instances when the agent bank has not ordered a timely update of an outdated appraisal (more than one year old), RJ Bank may make downward adjustments to previous appraised values (typically in the 25-30% range based upon experience with similar loans) when determining value for the purposes of calculating specific reserves or taking partial charge-offs.

•	Type of appraisal, such as “retail value” or “as is” value

All appraisals for collateral dependent loans ordered are based upon “as is” values.

•
How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, whether the loans are returned to performing status or whether they remain as nonperforming

When updated appraisals are received on collateral dependent impaired loans, additional charge-offs are taken against the carrying value of the loan if the updated appraised value less estimated selling costs is less than the carrying amount of the loan.  Loans remain as nonperforming despite the receipt of an updated appraisal.

•	Typical timing surrounding the recognition of loan as non-accrual and recording of any provision or charge-off

Residential mortgage loans are placed on nonaccrual status at 90 days past-due; however, there are certain circumstances when a loan may be left on accrual status if the loan is in the process of collection of the full principal and interest.  Residential loans are also charged-off to adjusted value based upon receipt of the initial BPO values at the 90 day past-due mark.  Updated BPOs are obtained every six months if foreclosure has not taken place and additional charge-offs are taken as appropriate in the period in which the BPO is received.  An appraisal is obtained at the time title is obtained.

With respect to CRE and commercial loans, these loans are placed on nonaccrual once they become 90 days past-due unless the loan is in the process of collection of the full principal and interest.  Loans may also be placed on nonaccrual prior to default or earlier in the past-due cycle if it is probable that the loan has become collateral dependent, cash flows are not sufficient to support ongoing debt service, collateral values are inadequate to support the loan and outside support is not apparent, or RJ Bank management otherwise determines that the borrower’s ability to repay has been impaired to the point where there is a risk of loss.  For CRE and commercial loans that are collateral dependent, the loan is charged-off to appraised value less estimated selling costs upon receipt of an updated appraisal.  Similar to residential mortgage loans, appraisals are updated on a periodic basis and further charge-offs taken to adjusted value until the loan is fully resolved.  Appraisals for CRE and commercial loans are typically obtained on an annual basis, but this is subject to when the agent bank makes the appraisals available to RJ Bank since the majority of RJ Bank’s loans are participations in loans agented by other banks.  RJ Bank makes downward adjustments to appraisals that have become outdated.

•
In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, please tell us your procedures for estimating the value of the collateral for those loans

With respect to collateral dependent loans, appraisals are always used to determine value.

Financial Statements and Notes

Note – Summary of Significant Accounting Policies, page 79

Bank Loans and Allowances for Loans, page 85

3.
We note that you aggregate like SBA loans with similar characteristics into pools for securitization.  Please provide to us a description of your obligations relating to the various representations and warranties that you made in connection with your securitization activities and whole loan sales.  In addition, please tell us the implications of any foreclosure review, including potential delays in completing foreclosures, if applicable.  Please ensure that you address your role as an originator, securitizer, servicer, and investor, as applicable.  Depending on your circumstances, please consider the following points:

•
Risks and uncertainties associated with potentially higher repurchase requests as a result of any foreclosure review process and any changes to the methodology or processes you use to estimate any repurchase reserve;

•
Litigation risks and uncertainties related to any known or alleged defects in the securitization process, including any potential defects in mortgage documentation or in the assignment of the mortgages;

•	Litigation risks and uncertainties related to any known or alleged breach of the pooling and servicing criteria, including any potential defects in the foreclosure process;

•	Risks and uncertainties associated with any agreements or understandings, including for indemnification and settlement, with title, mortgage, and bond insurers regarding coverage;

•
Potential effects of defects in the securitization process or improper application of the pooling and servicing criteria on the valuation and any possible impairment of your mortgage servicing rights (MSR);

•
Potential effects of defects in the securitization process or improper application of the pooling and servicing criteria on the recognition or impairment of servicing advances, and related effects to your liquidity; and

•
Potential effects of changes in the timing of sales of loans, other real estate owned, and mortgage-backed securities resulting from such issues to your liquidity and any related effects on the valuation and impairment of these assets.

RJ Bank does not originate SBA loans, nor does it hold any of the guaranteed interests for investment purposes.  RJ Bank does purchase the guaranteed portions of SBA section 7(a) loans (guaranteed interests) and aggregates certain SBA loans with similar characteristics into pools for securitization and subsequent sale in the secondary market.  The SBA loans continue to be serviced by the respective lender/originator in accordance with SBA secondary market guidelines during the entire time RJ Bank holds the loans.  RJ Bank does not retain any interest in the SBA securitizations it sells.  Upon transfer, RJ Bank ceases to have any right in the guaranteed interests or any further obligation or commitment.

Given the circumstances described above, a number of the specific points for consideration listed in the comment above are not relevant or applicable to RJ Bank.  The following addresses the points in the comment that the Company considered relevant to RJ Bank’s circumstances:

RJ Bank, as registered holder of the guaranteed interests, makes standard representations and warranties in accordance with the SBA secondary market guidelines, as follows: (1) it is not the borrower, lender/originator or affiliated with the lender/originator, and (2) it neither participated in nor was aware of any negligence, fraud or misrepresentation by the lender/originator or borrower with respect to the loan or loan documentation.  Given that these loans are guaranteed by the SBA, the SBA must purchase the guaranteed interest from RJ Bank as registered holder and pooler regardless of whether the SBA has any knowledge of possible negligence, fraud or misrepresentation by the lender/originator or borrower.  RJ Bank has full recourse until the guaranteed interests are either sold individually or as part of a pool.  Standard SBA secondary market guidelines state that RJ Bank, as registered holder, maintains the right to assign the guaranteed interests it purchases.  RJ Bank represents that it will not service or attempt to service the loan or secure or attempt to secure additional collateral from the borrower.

Until recently, premiums paid upon purchase of these SBA loans were reimbursed by the lender/originator if the respective loan prepaid during the first 90 days subsequent to the purchase.  This obligation remains with the lender/originator upon RJ Bank’s transfer of the loan.  Due to the passage of new legislation, this reimbursement obligation has now been eliminated.

As the interests purchased by RJ Bank are guaranteed by the SBA, foreclosure review is not necessary.

RJ Bank does not provide for a repurchase reserve since it has full recourse to the SBA on all purchased loans and since no third party has recourse to RJ Bank upon transfer of the loans or securitizations due to RJ Bank’s lack of continuing involvement.  As RJ Bank does not service the guaranteed interests and since these loans are collateralized by assets other than real estate, the foreclosure process and related risks are irrelevant to RJ Bank.

4.
Please tell us whether you have established a reserve relating to representations and warranties attributable to loans that you have sold.  In addition, please provide a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

In addition to the SBA loans discussed in the response to question 3 above, through a correspondent lending program, RJ Bank originates and sells (servicing-released) fixed rate residential mortgage loans.  In accordance with standard correspondent lending program contracts, RJ Bank is required to reimburse the premium the purchaser paid at the time of purchase if the borrower prepays the loan within the first 90 days after purchase.  In addition, RJ Bank is required to repurchase the loan for a breach of contract regarding the standard representations and warranties it provides.  Aside from these standard representations and warranties as well as the premium reimbursement, RJ Bank does not have any recourse obligation to the purchaser upon transfer of the loan.  To-date, RJ Bank has repurchased one loan (which occurred more than 10 years ago), and has not received a request to repurchase any other such loans since that time.  Regarding the premium reimbursements, the few that have been made were not significant to the consolidated financial statements.  Based on RJ Bank’s lack of historical repurchases and due to the insignificance of premium reimbursements, RJ Bank has not provided for and has specifically concluded that a repurchase reserve is not necessary.

Note 7 – Bank Loans, net, page 102

5.
Please tell us whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure).  To the extent that you have performed these types of workouts, provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

RJ Bank has performed no A/B note structure work-outs on originated loans.  However, RJ Bank has been a participant in two credits totaling approximately $17 million, where an A/B note structure work-out was implemented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

For the two loans that were restructured on those terms, the expected benefit of the work-out structure was to minimize our losses on the respective loans.  Loans structured this way provide an inducement for the borrowers to continue their loan repayments, particularly on the A note.  However, both tranches of the loans were left on nonaccrual status and therefore RJ Bank did not recognize interest income.

•
Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

The general terms of the A/B structured notes were such that the A note was underwritten in conformance with RJ Bank’s customary underwriting standards with a market rate of interest (increased from the prior rate of interest).  The B note was not underwritten in conformance with RJ Bank’s customary standards and was charged-off.

•	Clarify whether the B note is immediately charged-off upon restructuring.

The B notes were fully charged-off at restructuring.

•
Describe your nonaccrual policies at the time of modification and subsequent to the modification.  Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

In accordance with RJ Bank’s policy, both of the loans have been on nonaccrual since the time of the A/B note restructuring, and RJ Bank determined it was not appropriate to place the A notes back on accrual status because of concerns over ultimate repayment.  In fact, one of the loans has now been fully charged-off.  The other loan remains on nonaccrual status.  For purposes of the two loans described, RJ Bank did consider the full note amount contractually due prior to the A/B split in determining nonaccrual status.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

At the time of restructuring, the A note for the loan is classified as a troubled debt restructuring (TDR).  RJ Bank’s policy is to continue to classify such restructured loans as TDRs until such time as the loan becomes current in accordance with the contractual terms of the original credit agreement, notwithstanding the fact that the loans are restructured at market rates.  Accordingly, as of December 31, 2010, RJ Bank has not removed the one remaining A note from TDR status as the loan has not become current in accordance with contractual terms of the original credit agreement.

In the event this A/B note structure activity becomes more significant to the consolidated financial statements, the Company would make additional disclosures in future filings.

6.
Please tell us whether you have noticed an increase in any loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees.  If so, provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•
In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•
How many times you have sought performance under the guarantee discussing the extent of the successes.  As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

RJ Bank has not had an increase in loans extended at maturity that would otherwise be classified as impaired if not for the strength of guarantees.  In most cases, including those rare instances where an extension near maturity has been granted, RJ Bank has not relied upon the strength of guarantors alone to avoid classifying a loan as impaired if the loan would otherwise be classified as such.  Generally, RJ Bank requires more than just an analysis of guarantor strength to warrant leaving an extended loan on accrual status.  Examples of the forms of material support that may indicate that an extended loan is not impaired include situations where either the borrower or the guarantor have pledged additional collateral, made partial debt repayment, escrowed debt service reserves, and/or subordinated other debt on a CRE loan.  As of December 31, 2010, RJ Bank did not have any loans in which the carrying value was in excess of the appraised value, but was not considered impaired due to the existence of a guarantee.

Note 22 – Regulations and Capital Requirements, page 128

7.
We note your disclosure on page 129 of Tier 1 risk-based and leverage ratios, leverage ratio, adjusted leverage ratio, and debt to equity ratio.  Please provide us with an expanded discussion of the uses of these ratios beyond assessing compliance with federal banking regulators’ minimum guidelines.  In your discussion, tell us the reasons for any significant changes in these ratios from period to period and the impact that these changes have had or are expected to have on the company’s operations.  Please provide to us your disclosure for future filings that includes this discussion.

RJ Bank is committed to maintaining a capital position that supports RJ Bank’s business strategies, growth plans and risk profile.  Calculating the Total Capital and Tier I Capital ratios as disclosed on page 129 of the September 30, 2010 Form 10-K helps RJ Bank to determine its compliance with both regulatory requirements and its internal policy in addition to providing a measure of underutilized capital should the ratios become excessive. Capital levels are continually monitored to assess RJ Bank’s capital position.

Excluding the impact of the additional assets held at September 30, 2010 in order for RJ Bank to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution (see page 130 of the September 30, 2010 Form 10-K), the Total Capital (to risk-weighted assets) ratio and the Tier I Capital (to adjusted assets) ratio increased from 13.0% and 10.5%, respectively, at December 31, 2009 to 14.2% and 12.1%, respectively, at September 30, 2010.  This increase in both ratios was due to earnings during the period in addition to a reduction in risk-weighted (adjusted for Tier I Capital) assets.  The Total Capital (to risk-weighted assets) ratio and the Tier I Capital (to adjusted assets) ratio at December 31, 2010 decreased to 13.2% and 11.1%, respectively, due to a $75 million dividend declared and paid to its parent company during the quarter.

In future filings, the Company will add disclosure, similar to that discussed above, stating the additional purposes for which RJ Bank calculates these capital ratios in addition to an explanation for any significant variances in these ratios.

Legal Matter Contingencies, page 119

8.
We note you have been subject to on-going investigations in connection with your auction rate securities.  Please tell us whether you have settled any of these investigations as of to date and the total related settlement amount.  To the extent the settlement amount is material, tell us whether an accrual was recognized in the period the contingent loss became probable and reasonably estimable.

As of this date, none of the investigations described in our auction rate securities disclosures have been settled, although negotiations are ongoing. None of the regulators have issued a “Wells Notice” indicating their intent to bring an action against us.

On behalf of the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance & Chief Financial Officer
Raymond James Financial, Inc.